BANCORP OF NEW JERSEY, INC.
204 Main Street
Fort Lee, New Jersey 07024
March 12, 2007
VIA FACSIMILE (202.772.9208) AND EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mark Webb

Re:	Bancorp of New Jersey, Inc. Form S-4 filed March 7, 2007 (File No. 333-141124)
Dear Mr. Webb:
     On behalf of Bancorp of New Jersey, Inc. (the “Company”), this letter responds to comments raised by you in your conversation with the Company’s counsel, Robert B. Murphy, Esq., of Pepper Hamilton LLP, in connection with your review of the above-referenced registration statement. Thank you very much for your prompt action.
     The Company has been organized for the purpose of issuing common stock to acquire all of the common stock of Bank of New Jersey (the “Bank”). Under the plan of acquisition, each share of common stock of the Bank will be exchanged for one share of common stock of the Company. The Company will not engage in any operations prior to consummation of the holding company reorganization, and the Company’s only significant asset after the transaction will be its investment in the Bank. The Bank commenced operations in 2006 and will furnish its shareholders with a 2006 annual report that includes financial statements that comply with GAAP.
     Please be advised that the following conditions will be met in connection with the Company’s formation as a one bank holding company of the Bank:
•	There are no anticipated changes in the shareholders’ relative equity ownership interest in the underlying Bank assets, except for redemption of no more than a nominal number of shares of unaffiliated persons who dissent;

•	No borrowings are to be incurred for such purposes as organizing the Company, to pay nonaffiliated persons who dissent, or to meet minimum capital requirements;

•	There are no new classes of stock authorized other than those corresponding to the stock of the Bank immediately prior to the reorganization;

•	There are no plans or arrangements to issue any additional shares to acquire any business other than the Bank; and,

•	There has been no material adverse change in the financial condition of the Bank since December 31, 2006.
     Finally, in connection with your review of the above-referenced materials, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect thereto; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once again, thank you for your time. Please feel free to call our counsel, Robert B. Murphy, Esq. at 202.220.1454 or Donald R. Readlinger, Esq. at 609.951.4164, should you have any questions or further comments in these regards.

Sincerely,
/s/ Albert F. Buzzetti
Albert F. Buzzetti
President and CEO